UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

Room 1610

No.801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 24, 2024, Mr. Yong Zhang, Chairman of the Board of Directors and Chief Executive Officer of XChange TEC.INC (the “Company”), purchased at nominal consideration from Mr. Chengcai Qu, the then sole shareholder and sole director of Golden Stream Ltd. (“Golden Stream”) and former Chairman and Chief Executive Officer of the Company, all issued and outstanding ordinary shares held by Mr. Qu in Golden Stream. Effective October 24, 2024, Mr. Yong Zhang became the sole shareholder and sole director of Golden Stream.

As of the date hereof, Golden Stream owns a total of 6,392,789,000,000 Class B ordinary shares, par value $0.0000001 per share, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: October 29, 2024

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